

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP 3561

November 14, 2006

Mr. Gary Engle
Stoneleigh Partners Acquisition Corp.
c/o PLM International Inc.
555 Fifth Avenue
New York, NY 10017

> **Re: Stoneleigh Partners Acquisition Corp.**
> **Amendment No 4 to Registration Statement on Form S-1**
> **File No. 333-133235**
> **Filed October 20, 2006**

Dear Mr. Engle:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your disclosure on page one that "our initial business combination must be with a target business whose fair market value is at least equal to 80% of our net assets at the time of such acquisition." Please clarify whether the 80% of net assets test can be met in a transaction in which the registrant acquires less than a 100% interest in the target business or businesses. If so, explain how such a valuation would be calculated. In addition, please explain whether the company will acquire a controlling interest in the target business or businesses. We may have further comment.

Description of Securities, page 49

2.   We reviewed your response to our prior comment 9. Your revision is not clear, thus the comment will be reissued. Please revise your description of warrants to be consistent with your disclosure in Note 6 on F-11. Specifically, disclose that in no event will you be required to net cash settle the warrant exercise.

Financial Statements

Notes to Financial Statements

Note 6 – Warrants and Option, F-10

3.   We reviewed your response to our prior comment 10; however it is not clear how your response supports your accounting treatment. You continue to base the fair value of the warrants on a $0.01 fair value of your common stock. Your explanation does not address your basis in determining the offering price of the units and why you believe this stated offering price has no correlation with the May 2006 warrant financing. Please advise or revise your financial statements to properly record the compensation expense associated with this warrant issuance.

4.   Please revise your disclosure to clarify that the warrants may expire worthless in the event a registration statement is not effective at the time of warrant exercise.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the accounting comments may be directed to Brian Bhandari at (202) 551-3390. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc: Robert Mittman
        Brad Shiffman
Fax: (212) 885-5001